UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

USA Compression Partners, LP

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

90290N109

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. N33462 107

1.	Names of Reporting Person: USA Compression Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,228,495

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,228,495

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,228,495

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N33462 107

1.	Names of Reporting Person: R/C IV USACP Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,228,495

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,228,495

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,228,495

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. N33462 107

1.	Names of Reporting Person: Riverstone/Carlyle Energy Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,228,495

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,228,495

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,228,495

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. N33462 107

1.	Names of Reporting Person: R/C Energy GP IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,228,495

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,228,495

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,228,495

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.0%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed on February 20, 2014, as amended and supplemented by Amendment No. 1 filed on May 21, 2014 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Persons with respect to the Common Units the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The percent of class provided for each reporting person below is based on 30,190,362 Common Units outstanding as of May 27, 2014.

1.              USA Compression Holdings, LLC

A.            Amount beneficially owned:  4,228,495

B.            Percent of class:  14.0%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 4,228,495
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 4,228,495

2.              R/C IV USACP Holdings, L.P.

A.            Amount beneficially owned:  4,228,495

B.            Percent of class:  14.0%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 4,228,495
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 4,228,495

3.              Riverstone/Carlyle Energy Partners IV, L.P.

A.            Amount beneficially owned:  4,228,495

B.            Percent of class:  14.0%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 4,228,495
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 4,228,495

4.              R/C Energy GP IV, LLC

A.            Amount beneficially owned:  4,228,495

B.            Percent of class:  14.0%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 4,228,495
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 4,228,495

R/C IV Holdings is the record holder of approximately 97.4% of the limited liability company interests of USA Compression Holdings, LLC and is entitled to elect a majority of the members of the board of managers of USA Compression Holdings, LLC.  Management and control of R/C IV Holdings is vested in its general partner, R/C IV Partners, which is in turn managed and controlled by its general partner, R/C Energy GP IV. R/C Energy GP IV is managed by an eight person management committee.  The reporting persons other than USA Compression Holdings, LLC may therefore be deemed to beneficially own securities of USA Compression Partners, LP owned directly or indirectly by USA Compression Holdings, LLC.

Each of (i) Eric D. Long, Joseph C. Tusa, Jr., William G. Manias, J. Gregory Holloway, David A. Smith and Matthew C. Liuzzi, each of whom are executive officers of Issuer GP, (ii) Aladdin Partners, L.P., a limited partnership affiliated with Mr. Long, and (iii) R/C IV Holdings, own equity interests in USA Compression Holdings.

USA Compression Holdings is managed by a three person board of managers consisting of Mr. Long, Mr. Ward and Ms. Wassenaar. The board of managers exercises investment discretion and control over the units held by USA Compression Holdings.  Mr. Long, Mr. Ward and Ms. Wassenaar, each of whom is also a member of the board of directors of Issuer GP, disclaim beneficial ownership of the Common Units and Subordinated Units owned by USA Compression Holdings.

(c)  On May 15, 2014, USA Compression Holdings purchased 357,147 Common Units under the Issuer DRIP. On May 19, 2014, USA Compression Holdings sold 737,000 Common Units pursuant to that certain Underwriting Agreement (the “Underwriting Agreement”) dated May 14, 2014, by and among the Issuer, Issuer GP, USA Compression Holdings, Argonaut Private Equity, L.L.C., Jason Martin and Wells Fargo Securities LLC, Barclays Capital Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and UBS Securities LLC, for themselves and as representatives of the other underwriters named therein, under the Issuer’s Registration Statement on Form S-3 (File No. 333-193724), at a price of $25.59 per Common Unit. On May 27, 2014, USA Compression Holdings sold 729,630 Common Units, at a price of $25.59 per Common Unit, pursuant to the Underwriting Agreement to cover over-allotments.

(d)         Not applicable.

(e)          Not applicable.”

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

“Item 6 is hereby amended and supplemented by incorporating by reference herein the information provided or incorporated by reference in Item 5(c).”

Item 7.                                 Material to Be Filed as Exhibits

This Amendment amends and supplements the Description of Exhibit for Exhibit Number 99.3 of Item 7 of the Original Schedule 13D as follows:

“Lock-Up Agreement dated May 14, 2013 by USA Compression Holdings, LLC in favor of Wells Fargo Securities, LLC, Barclays Capital Inc., Goldman Sachs & Co., J.P. Morgan Securites LLC and UBS Securities LLC, as representatives of the several Underwriters (filed as Exhibit 99.3 to the Reporting Persons’ Schedule 13D-A filed with the Commission on May 21, 2014).”

This Amendment supplements Item 7 of the Original Schedule 13D by adding the following:

Exhibit Number	Description of Exhibit
99.4

Underwriting Agreement by and among USA Compression Partners, LP, USA Compression GP, LLC, selling unitholders named therein and Wells Fargo Securities, LLC, Barclays Capital Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and UBS Securities LLC, for themselves and as representatives of the other underwriters named therein, dated May 14, 2014. (incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-35779) filed with the Commission on May 19, 2014).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: May 28, 2014	USA COMPRESSION HOLDINGS, LLC

	By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Assistant Secretary and Assistant General Counsel

R/C IV USACP HOLDINGS, L.P.

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.
By R/C Energy GP IV, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

R/C ENERGY GP IV, LLC

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

Schedule 13D — Signature Page